Exhibit 99.1

Operating capacity increased by >30% to 1.5 EH/s

160MW of data center capacity in BC not affected by recent
BC Government announcements

Liquidity initiatives with $6 million cash proceeds and debt repayment

Arrival of 600MW transformer at Childress

Key Highlights1

Key metrics[2]	Dec-22
Average operating hashrate (PH/s)	1,086
Bitcoin mined	123
Mining revenue (US$’000)	2,089
Electricity costs (US$’000)	1,505
Revenue per Bitcoin (US$)	16,999
Electricity costs per Bitcoin (US$)	12,244 (9,593 adj)[3]

•	Corporate:
•	2.0 EH/s of total miner capacity installed, in-transit or pending deployment
o	Following month end, ~0.4 EH/s of S19j Pro miners was installed, increasing total Company operating capacity by >30% to 1.5 EH/s4
•	160MW of data center capacity in BC not affected by recent BC Government decision to temporarily suspend new and early stage connection requests for cryptocurrency mining
•	Liquidity position and initiatives (as of calendar year end):
o	$39 million cash, no debt[5]
o	Repayment by Non-Recourse SPV 1 of all outstanding amounts (approximately $1 million) under the SPV 1 Financing Agreement
o	Following month end, ~$6 million in net cash proceeds received from further monetization of Bitmain prepayments
•	Operations (for the month of December 2022):
•	Average operating hashrate of 1,086 PH/s (-25% vs. November)
•	Monthly operating revenue of US$2.1 million (-27% vs. November)
•	123 Bitcoin mined (-19% vs. November)
The reduction in operating metrics (vs. November) primarily reflects the first full month of operations following termination of hosting arrangements in connection with certain of the Group’s limited recourse equipment financing facilities following receipt of an acceleration notice from the relevant lender under such facilities6

1 All timing references in this investor update are to calendar quarters and calendar years, in each case unless otherwise specified.
2 Bitcoin and Bitcoin mined in this investor update are presented in accordance with our revenue recognition policy which is determined on a Bitcoin received basis (post deduction of mining pool fees as applicable).
3 The Company’s unadjusted electricity costs per Bitcoin mined are currently elevated primarily due to excess demand charges attributable to average unutilized power capacity (due to termination of hosting arrangements in connection with certain of the Group’s limited recourse equipment financing facilities). The adjusted electricity costs per Bitcoin mined excludes such excess demand charges (i.e. assumes unit electricity costs of ~$0.045/kWh).
4 As of January 8, 2023, compared to operating capacity of approximately 1.1 EH/s as of December 12, 2022 (per November 2022 investor update). Reflects operating capacity following the termination of hosting arrangements during the month of November in connection with the Group’s two outstanding limited recourse equipment financing facilities following receipt of an acceleration notice from the relevant lender under such facilities. Refer to the Company’s announcements on November 7, 2022 and November 21, 2022.
5 Reflects USD equivalent, unaudited preliminary cash balance as of December 31, 2022 (excluding cash held by the two remaining SPV borrowers). Reflects acceleration of outstanding loans under the Group’s two outstanding limited recourse equipment financing facilities and assumes foreclosure by the lender thereunder against the collateral securing such facilities held by such non-recourse SPV borrowers. See the Company’s Report on Form 6-K filed on November 21, 2022 and Registration Statement on Form F-1/A filed on December 21, 2022 for further information. Following such acceleration and foreclosure, the Group would not have any indebtedness for borrowed money outstanding.
6 Refer to the Company’s announcements on November 7, 2022 and November 21, 2022.

•	Construction:
•	Mackenzie (80MW – BC, Canada)
o	Expansion from 50MW to 80MW energized on December 6, 2022, three weeks ahead of schedule
•	Childress (20MW – Texas, USA)
o	Civil works for the substation and first data center building (20MW) complete
o	First data center building (20MW) structure complete, transformers installed, switchgear installed, cladding and miner racking installation ongoing
o	Arrival of the 600MW transformer (345kV) and two 100MW transformers (138kV)

Corporate update

2.0 EH/s of total miner capacity, operating capacity increased by >30% to 1.5 EH/s

During the month, the Company transported S19j Pro miners from Texas, US to BC, Canada for installation at Mackenzie. The Company has installed approximately 0.4 EH/s of the miners as of January 8, 2023, increasing total Company operating capacity by >30% to 1.5 EH/s4. The Group has total miner capacity of 2.0 EH/s installed, in-transit or pending deployment.

160MW of data center capacity in BC not affected by recent BC Government announcements

On December 23, 2022, the Company announced that its 160MW of data center capacity in BC is not affected by the recent announcement by the Government of British Columbia to temporarily suspend new and early-stage BC Hydro connection requests from cryptocurrency mining projects due to unprecedented interest7. According to the release, cryptocurrency mining projects that are operational, and a small number of projects that are well advanced in BC Hydro’s connection process, will not be affected.

BC Hydro has confirmed directly with the Company that its 160MW of data center capacity at Canal Flats (30MW), Prince George (50MW) and Mackenzie (80MW) is unaffected.

The update can be accessed via the following link: https://irisenergy.gcs-web.com/news-releases/news-release-details/iris-energys-160mw-data-center-capacity-british-columbia-not

Liquidity position and initiatives

As at 2022 calendar year end, the Group has $39 million of cash in the bank (preliminary and unaudited) and no debt5.

On December 21, 2022, Non-Recourse SPV 1 repaid all outstanding amounts (approximately $1 million) under the SPV 1 Financing Agreement.

In respect of the outstanding limited recourse equipment financing facilities held by Non-Recourse SPV 2 and Non-Recourse SPV 3, there have been no further updates since the Company’s announcements on November 7, 2022 and November 21, 2022.

In January 2023, the Group also monetized an additional portion of its prepayments with Bitmain by purchasing and then on-selling miners to a third party, which has resulted in net cash proceeds of approximately $6 million. As a result, unutilized prepayments made to Bitmain reduced to approximately $67 million (from $75 million) which relate to an additional ~6.7 EH/s of S19j Pro miners8, which is separate and incremental to the Group’s previously announced 2.0 EH/s of capacity.

7 See December 21, 2022 press release from the British Columbia Ministry of Energy, Mines and Low Carbon Innovation titled “Province hits pause on electrical connections for cryptocurrency mining”.
8 Excludes any discount arrangements under the relevant agreement, which may include potential additional miners. The timing and volume of any additional future deliveries under the separate $400 million hardware purchase contract for miners are subject to ongoing discussions with Bitmain. The Company has not made all recent payments under that contract and does not currently expect to make upcoming payments in respect of any such additional future deliveries under that contract. The Company can make no assurances as to the outcome of these discussions (including any impact on the Company’s expansion plans or payments made under that contract or whether the $67m of prepayments will be able to used against future hardware purchases (in whole or in part)). See further detail in the Company’s previous announcements dated June 21, 2022, August 1, 2022 and November 2, 2022.

Growth strategy

The Company continues to take a risk-focused approach to weather the storm and capitalize on the next bull run:

•	Continued exploration of strategic options to monetize assets, including approximately $67 million of prepayments already made to Bitmain with respect to an additional ~6.7 EH/s of miners
•	Strategic focus remains on expanding our self-mining capacity
•
In parallel, assessment of opportunities to utilize available data center capacity in the near-to-medium term via potential third-party hosting, recognizing the scarcity of industry hosting data center capacity in the current market

See the Company’s latest investor presentation for further details: https://investors.irisenergy.co/events-and-presentations

Legal proceedings

The Company is aware that on December 14, 2022, a putative securities class action complaint naming the Company and certain of its directors and officers was filed in the U.S. District Court for the District of New Jersey. The filed complaint asserts claims under Section 10(b) and 20(a) of the Securities Exchange Act of 1934 and Sections 11 and 15 of the Securities Act of 1933, contending that certain of the Company’s statements, including with respect to its equipment financing arrangements, were allegedly false or misleading. The Company believes these claims are without merit and intends to defend itself vigorously.

Canal Flats update (0.8 EH/s, 30MW capacity) – BC, Canada

Canal Flats has been powered by 100% renewable energy since inception9.

The project achieved average monthly operating hashrate of 510 PH/s in December compared to 570 PH/s last month.

Mackenzie update (2.5 EH/s, 80MW capacity) – BC, Canada

Mackenzie has been powered by 100% renewable energy since inception9.

The project achieved average monthly operating hashrate of 184 PH/s in December compared to 268 PH/s last month.

On December 6, 2022, the 30MW expansion of capacity at Mackenzie (from 50MW to 80MW) was energized ahead of schedule. The expansion includes a newly constructed 20MW data center building as well as utilizing 10MW of an existing data center building.

Prince George update (1.4 EH/s, 50MW capacity) – BC, Canada

Prince George has been powered by 100% renewable energy since inception9.

The project achieved average monthly operating hashrate of 393 PH/s in December compared to 607 PH/s last month.

Childress update (0.7 EH/s, 20MW capacity) – Texas, USA

All civil works for the substation and first data center building are complete. The first data center building (20MW) structure is complete, with exterior cladding installation ongoing. The data center transformers and switchgear have been delivered and installed, with the internal fit out of miner racking ongoing.

The 600MW transformer (345kV)  and two 100MW transformers (138kV)  have been delivered to site with assembly ongoing.

9 Currently approximately 97% directly from renewable energy sources; approximately 3% from purchase of RECs.

Childress – internal fit out of miner racking for the first data center building (20MW)	Childress – aerial view of low-voltage transformer installations at first data center building (20MW)

Childress – 600MW transformer arriving on site in Childress

Community engagement

In December 2022, Iris Energy team members wrapped Christmas presents in Childress with two of our grant recipients: (i) the Childress Women’s League, who provide groceries to families of school children who need support; and (ii) Childress County Sharing, who provide Christmas gifts to the elderly, the disabled and families in need.

Childress – wrapping Christmas presents with two of our grant recipients

Future development sites

Development works continued across additional sites in Canada, the USA and Asia-Pacific, which have the potential to support up to an additional >1GW of aggregate power capacity capable of powering growth beyond the Company’s 760MW of announced power capacity.

Operating and financial results

Daily average operating hashrate chart

Technical commentary

The Company’s average operating hashrate was 1,086 PH/s in December (compared to 1,445 PH/s in November), with the decrease reflecting the first full month of operations following termination of hosting arrangements in connection with certain of the Group’s limited recourse equipment financing facilities following receipt of an acceleration notice from the relevant lender under such facilities. The corresponding decrease in Bitcoin mined (123 vs. 151 in November) and electricity costs ($1.5 million vs. $1.9 million in November) were also primarily attributable to the termination of these hosting arrangements. Adjusted electricity costs per Bitcoin was $9.6k in December (compared to $10.2k in November), with the decrease primarily attributable to a decrease in the difficulty-implied global hashrate during the period3.

Operating	Oct-22	Nov-22	Dec-22
Renewable energy usage (MW)[10]	123	46	35
Avg operating hashrate (PH/s)	3,899	1,445	1,086

Financial (unaudited)[2]	Oct-22	Nov-22	Dec-22
Bitcoin mined	448	151	123
Mining revenue (US$’000)	8,785	2,871	2,089
Electricity costs (US$’000)	4,167	1,905	1,505
Revenue per Bitcoin (US$)	19,591	18,955	16,999
Electricity costs per Bitcoin (US$)	9,293	12,581 (10,168 adj)[3]	12,244 (9,593 adj)[3]

10 Comprises actual power usage for Canal Flats, Mackenzie and Prince George.

Miner Shipping Schedule*	Hardware	Units	EH/s (incremental)	EH/s (cumulative)
Operating (as of January 8)	S19j Pro[11]	14,547	1.5	1.5
Inventory – pending deployment or in transit	S19j Pro[12]	6,717	0.5	2.0
Total		21,264	2.0	2.0
* Excludes ~3.6 EH/s of miners securing equipment financing facilities with the Company’s two remaining SPV borrowers in respect of which the Company has received a notice of acceleration from the relevant lender, none of which have been operating following termination of relevant hosting arrangements as described above. See the Company’s Report on Form 6-K filed on November 21, 2022 for further information.

Site	Capacity (MW)	Capacity (EH/s)[13]	Timing	Status
Canal Flats (BC, Canada)	30	0.8	Complete	Operating
Mackenzie (BC, Canada)	50	1.5	Complete	Operating
	30	1.0	Complete	Energized
Prince George (BC, Canada)	50	1.4	Complete	Operating
Total (BC, Canada)	160	4.7
Childress (Texas, US)	20	0.7	2023	Under construction[14]
Total (Canada & USA)	180	5.4

About Iris Energy

Iris Energy is a sustainable Bitcoin mining company that supports the decarbonization of energy markets and the global Bitcoin network.

•	100% renewables: Iris Energy targets markets with low-cost, under-utilized renewable energy, and where the Company can support local communities
•
Long-term security over infrastructure, land and power supply: Iris Energy builds, owns and operates its electrical infrastructure and proprietary data centers, providing long-term security and operational control over its assets

•
Seasoned management team: Iris Energy’s team has an impressive track record of success across energy, infrastructure, renewables, finance, digital assets and data centers with cumulative experience in delivering >$25bn in energy and infrastructure projects globally

Forward-Looking Statements

This investor update includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or Iris Energy’s future financial or operating performance. For example, forward-looking statements include but are not limited to, the Company’s expected power capacity and operating capacity, and the impact of an event of default and/or acceleration of amounts due under limited recourse equipment financing arrangements in the Company’s special purpose vehicles. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “believe,” “may,” “can,” “should,” “could,” “might,” “plan,” “possible, ”project,” “strive,” “budget,” “forecast,” “expect,” “intend,” “target”, “will,” “estimate,” “predict,” “potential,” “continue”, ”scheduled” or the negatives of these terms or variations of them or similar terminology, but the absence of these words does not mean that statement is not forward-looking. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements. In addition, any statements or information that refer to expectations, beliefs, plans, projections, objectives, performance or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking.

11 Includes mix of lower efficiency hardware, which is estimated to represent less than 6% of the operating 1.5 EH/s.
12 Includes mix of lower efficiency hardware, which is estimated to represent less than 10% of miners in transit and/or pending deployment.
13 Reflects estimated hashrate capacity by site assuming full utilization of available data center capacity with additional Bitmain S19j Pro miners.
14 Decisions around how much, and when, data center capacity above an initial 20MW will be built at Childress are being assessed.

These forward-looking statements are based on management’s current expectations and beliefs. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause Iris Energy’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: Iris Energy’s limited operating history with operating losses; electricity outage, limitation of electricity supply or increase in electricity costs; long term outage or limitation of the internet connection at Iris Energy’s sites; any critical failure of key electrical or data center equipment; serial defects or underperformance with respect to Iris Energy’s equipment; failure of suppliers to perform under the relevant supply contracts for equipment that has already been procured which may delay Iris Energy’s expansion plans; supply chain and logistics issues for Iris Energy or Iris Energy’s suppliers; cancellation or withdrawal of required operating and other permits and licenses; customary risks in developing greenfield infrastructure projects; Iris Energy’s evolving business model and strategy; Iris Energy’s ability to successfully manage its growth; Iris Energy’s ability to raise additional financing (whether because of the conditions of the markets, Iris Energy’s financial condition or otherwise) on a timely basis, or at all, which could adversely impact the Company’s ability to meet its capital commitments (including payments due under its hardware purchase contracts with Bitmain) and the Company’s growth plans; Iris Energy’s failure to make certain payments due under any one of its hardware purchase contracts with Bitmain on a timely basis could result in liquidated damages, claims for specific performance or other claims against Iris Energy, any of which could result in a loss of all or a portion of any prepayments or deposits made under the relevant contract or other liabilities in respect of the relevant contract, and could also result in Iris Energy not receiving certain discounts under the relevant contract or receiving the relevant hardware at all, any of which could adversely impact its business, operating expansion plans, financial condition, cash flows and results of operations; the failure of Iris Energy’s wholly-owned special purpose vehicles to make required payments of principal and/or interest under their limited recourse equipment financing arrangements when due or otherwise comply with the terms thereof, as a result of which the lender thereunder has declared the entire principal amount of each loan to be immediately due and payable, and while no assurance can be provided as to what actions may be taken, we expect such lender will take steps to enforce the indebtedness and its rights in the Bitcoin miners with respect to certain of such loans (and potentially all such loans) and other assets securing such loans, which would result in the loss of the relevant Bitcoin miners securing such loans and materially reduce the Company’s operating capacity, and could also lead to bankruptcy or liquidation of the relevant special purpose vehicles, and materially and adversely impact the Company’s business, operating expansion plans, financial condition, cash flows and results of operations; the terms of any additional financing or any refinancing, restructuring or modification to the terms of any existing financing, which could be less favorable or require Iris Energy to comply with more onerous covenants or restrictions, any of which could restrict its business operations and adversely impact its financial condition, cash flows and results of operations; competition; Bitcoin prices, global hashrate and the market value of Bitcoin miners, any of which could adversely impact the Company’s financial condition, cashflows and results of operations, as well as its ability to raise additional financing and the ability of its wholly-owned special purpose vehicles to make required payments of principal and/or interest on their equipment financing facilities; risks related to health pandemics including those of COVID-19; changes in regulation of digital assets; and other important factors discussed under the caption “Risk Factors” in Iris Energy’s Annual Report on Form 20-F for the fiscal year ended June 30, 2022 filed with  the SEC on September 13, 2022, as such factors may be updated from time to time in its other filings with the SEC, accessible on the SEC’s website at www.sec.gov and the Investor Relations section of Iris Energy’s website at https://investors.irisenergy.co.

These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this investor update. Any forward-looking statement that Iris Energy makes in this investor update speaks only as of the date of such statement. Except as required by law, Iris Energy disclaims any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements, whether as a result of new information, future events or otherwise.

Preliminary Financial Information

The preliminary financial information for the month of December 2022 included in this investor update is not subject to the same closing procedures as our unaudited quarterly financial results and has not been reviewed by our independent registered public accounting firm. The preliminary financial information included in this investor update does not represent a comprehensive statement of our financial results or financial position and should not be viewed as a substitute for unaudited financial statements prepared in accordance with International Financial Reporting Standards. Accordingly, you should not place undue reliance on the preliminary financial information included in this investor update.

Contacts

Media
Jon Snowball
Domestique
+61 477 946 068

Investors
Lincoln Tan
Iris Energy
+61 407 423 395
lincoln.tan@irisenergy.co

To keep updated on Iris Energy’s news releases and SEC filings, please subscribe to email alerts at https://investors.irisenergy.co/ir-resources/email-alerts.